Confidential Treatment Requested by Kyndryl Holding, LLC
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on June 22, 2021.
This registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Kyndryl Holdings, LLC
(Exact name of registrant as specified in its charter)
Delaware	86-1185492
(State or Other Jurisdiction of Incorporation or Organization)	(IRS employer identification number)
One New Orchard Road Armonk, New York	10504
(Address of principal executive offices)	(Zip Code)
914-499-1900
(Registrant’s telephone number)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.01 per share	[ ]
Securities to be registered pursuant to Section 12(g) of the Act: None.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Confidential Treatment Requested by Kyndryl Holding, LLC
Pursuant to 17 C.F.R. Section 200.83
KYNDRYL HOLDINGS, LLC
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
AND ITEMS OF FORM 10
This Registration Statement on Form 10 incorporates by reference information contained in the information statement filed herewith as Exhibit 99.1.
Item 1.   Business.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “The Separation and Distribution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Party Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A.   Risk Factors.
The information required by this item is contained under the sections of the information statement entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Those sections are incorporated herein by reference.
Item 2.   Financial Information.
The information required by this item is contained under the sections of the information statement entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Combined Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.
Item 3.   Properties.
The information required by this item is contained under the section of the information statement entitled “Business — Properties.” That section is incorporated herein by reference.
Item 4.   Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5.   Directors and Executive Officers.
The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.
Item 6.   Executive Compensation.
The information required by this item is contained under the sections of the information statement entitled “Director Compensation,” “Compensation Discussion and Analysis.” Those sections are incorporated herein by reference.
Item 7.   Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is contained under the sections of the information statement entitled “Management” and “Certain Relationships and Related Party Transactions.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by Kyndryl Holding, LLC
Pursuant to 17 C.F.R. Section 200.83
Item 8.   Legal Proceedings.
The information required by this item is contained under the section of the information statement entitled “Business — Legal Proceedings.” That section is incorporated herein by reference.
Item 9.   Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the information statement entitled “Dividend Policy,” “Capitalization,” “The Spin-Off” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.
Item 10.   Recent Sales of Unregistered Securities.
The information required by this item is contained under the section of the information statement entitled “Description of Our Capital Stock — Sale of Unregistered Securities.” That section is incorporated herein by reference.
Item 11.   Description of Registrant’s Securities to Be Registered.
The information required by this item is contained under the sections of the information statement entitled “Dividend Policy,” “The Spin-Off” and “Description of Our Capital Stock.” Those sections are incorporated herein by reference.
Item 12.   Indemnification of Directors and Officers.
The information required by this item is contained under the section of the information statement entitled “Description of Our Capital Stock — Limitation on Liability of Directors and Indemnification of Directors and Officers.” That section is incorporated herein by reference.
Item 13.   Financial Statements and Supplementary Data.
The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Combined Financial Statements,” “Index to Combined Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.
Item 14.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.
Item 15.   Financial Statements and Exhibits.
(a) Financial Statements
The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Index to Combined Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Confidential Treatment Requested by Kyndryl Holding, LLC
Pursuant to 17 C.F.R. Section 200.83
(b) Exhibits
The following documents are filed as exhibits hereto:
Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement, by and between International Business Machines Corporation and the registrant*
3.1	Form of Amended and Restated Certificate of Incorporation of the registrant*
3.2	Form of Amended and Restated By-Laws of the registrant*
10.1	Form of Transition Services Agreement, by and between International Business Machines Corporation and the registrant*
10.2	Form of Tax Matters Agreement, by and between International Business Machines Corporation and the registrant*
10.3	Form of Employee Matters Agreement, by and between International Business Machines Corporation and the registrant*
10.4	Form of Intellectual Property Agreement, by and between International Business Machines Corporation and the registrant*
10.5	Form of Kyndryl 2021 Long-Term Performance Plan*
21.1	Subsidiaries of the registrant*
99.1	Preliminary Information Statement

*
To be filed by amendment.

Confidential Treatment Requested by Kyndryl Holding, LLC
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
KYNDRYL HOLDINGS, LLC
By:
Name:
Title:
Date:                 , 2021